

September 24, 2014

Via E-Mail
Mr. Charles Teelon
Chief Executive Executive and Financial Officer
Kopjaggers, Inc.
5920 North Florida Avenue
Hernando, FL 34442

> **Re: Kopjaggers, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 18, 2014**
> **Item 4.01 8-K/A**
> **Filed August 27, 2014**
> **Response Letter Dated August 26, 2014**
> **Item 4.01 8-K/A**
> **Filed September 19, 2014**
> **Response Letter Dated September 19, 2014**
> **File No. 000-54307**

Dear Mr. Teelon:

We have reviewed your response dated September 19, 2014 and your amended filing and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K/A, Filed September 19, 2014

1. We note your acknowledgement in your response letters dated August 26, 2014 and September 19, 2014 that "should the Commission or the staff acting pursuant to delegated authority, declare the filing effective…" This is the acknowledgement required for filings under the Securities Act of 1933; however, the acknowledgement required for filings under the Exchange Act of 1934 is different. Accordingly, as

previously requested, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at (202) 551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: William Eilers, Esq.
        Eilers Law Group